Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

Monaco – October 28, 2026 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine-month period ended September 30, 2026.

I.	PROFITABILITY AND LIQUIDITY

•	Q3 2026 Adjusted Net Income from Continuing operations[1] available to common stockholders[2] of $89.4 million ($0.74 per share).

•	Q3 2026 Net Income from Continuing operations[1] available to common stockholders of $88.5 million ($0.73 per share).

•	Q3 2026 liquidity of $733.1 million[3].

II.	ENTRY INTO BILATERAL FINANCING AGREEMENTS OF $1.4 BILLION, INCLUDING NEW AND PREVIOUSLY ANNOUNCED TRANSACTIONS, WITH LEADING US, EUROPEAN AND ASIAN BANKS

•	Concluded previously announced financing agreements and drew $1.3 billion since the end of Q2 2026, refinancing existing debt obligations across 39 vessels.

•	Signed a $92 million loan agreement with an Asian bank for two vessels, with drawdown expected in Q4 2026.

-	All new financing agreements relate to vessels in our existing fleet.

-	The new arrangements provide interest cost savings and extend debt maturities.

-	The Company’s unencumbered fleet now comprises 23 vessels.

1 Discontinued operations - Costamare Bulkers Holdings Limited Spin-Off: On May 6, 2025, Costamare completed the spin-off of its dry bulk business (consisting of its dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. (“CBI”)) into a standalone public company, Costamare Bulkers Holdings Limited (NYSE: CMDB). Accordingly, the results of the dry bulk business are presented as discontinued operations in the Company’s consolidated financial statements for all relevant periods presented. Discontinued operations for the nine-month period ended September 30, 2025 include the results of the dry bulk business through May 6, 2025. There are no results of discontinued operations for the three-month periods ended September 30, 2026 and 2025 or the nine-month period ended September 30, 2026. Accordingly, results of discontinued operations are not comparable between the respective nine-month periods.

2 Adjusted Net Income from Continuing operations available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

3 Liquidity includes cash and cash equivalents (including restricted cash) and short-term investments in U.S. Treasury Bills amounting to $19.8 million.

1

III.	FLEET EMPLOYMENT[4]

•	100% and 99% of the containership fleet[5] was fixed for 2026 and 2027, respectively.

•	Contracted revenues for the containership fleet were approximately $6.0 billion[6] with a TEU-weighted duration of 5.8 years[7].

IV.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Leasing platform with 47 shipping assets funded or on a commitment status basis, representing total investments and commitments of more than $650 million[8].

V.	DIVIDEND ANNOUNCEMENTS

•	On October 1, 2026, the Company declared a dividend of $0.125 per share on the common stock, which is payable on November 5, 2026, to holders of record of common stock as of October 20, 2026.

•	On October 1, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on October 15, 2026, to holders of record as of October 14, 2026.

4 As of October 27, 2026. Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

5 Calculated on a TEU basis. Includes two secondhand containerships agreed to be acquired, but excludes the 22 vessels under construction and the two vessels we have agreed to sell.

6 For 16 of our vessels under construction the related post-delivery time charter rates are denominated in a currency other than US dollars. US dollar amounts presented herein have been translated at the closing exchange rate on October 27, 2026, and are shown for presentation purposes only.

7 Includes the contracted revenues of 22 vessels under construction and the two secondhand containerships agreed to be acquired.

8 Includes assets funded and contractual commitments as of October 27, 2026.

2

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company generated Net Income of approximately $88 million. Total liquidity amounted to $733 million.

We have finalized the previously announced bilateral debt refinancing agreements for a total of $1.3 bn and we expect to finalize an additional financing arrangement of c. $90 million during Q4. With that, we will have concluded the refinancing program of our existing fleet. The new agreements provide interest cost savings with no debt maturity till 2030.

Regarding the market, the number of idle ships remains at low levels of below 1%, indicating a fully employed market. Tight supply and demand economics are the result of both the shortage of prompt ships and robust cargo demand, which show no signs of fading. The fast-rising number of shipping services returning to the Suez Canal has not yet affected market fundamentals.

On our charter coverage, 100% and 99% of our containership fleet is fixed for 2026 and 2027, respectively, while contracted revenues have reached approximately $6.0 billion with a TEU-weighted duration of 5.8 years.

Finally, with respect to Neptune Maritime Leasing, where we hold a controlling interest, 47 shipping assets have been funded or are on a commitment status basis and total investments and commitments are exceeding $650 million.”

3

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 69 containerships in the water (including two vessels we have agreed to sell), with a total capacity of approximately 520,000 TEU. The Company also has 22 newbuild containerships under construction and has agreed to acquire two secondhand containerships, which together represent a total capacity of approximately 152,600 TEU. The Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

4

Financial Summary – Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026

Voyage revenue	$643,976	$614,374	$215,898	$212,063
Accrued charter revenue (1)	$2,212	$(307)	$3,975	$31
Amortization of time-charter assumed	$82	$74	$49	$7
Amortization of deferred revenue	$(795)	$(9,871)	$(795)	$(3,326)
Voyage revenue adjusted on a cash basis (2)	$645,475	$604,270	$219,127	$208,775

Income from investments in leaseback vessels	$21,952	$26,256	$9,270	$8,324

Adjusted Net Income available to common stockholders from Continuing operations (3)	$290,838	$240,537	$98,024	$89,391
Weighted Average number of shares	120,119,317	120,744,583	120,276,106	120,897,256
Adjusted Earnings per share from Continuing operations (3)	$2.42	$1.99	$0.81	$0.74

Net Income from Continuing operations	$317,397	$260,760	$99,351	$94,959
Net Income from Continuing operations available to common stockholders	$298,375	$241,173	$92,621	$88,526
Weighted Average number of shares	120,119,317	120,744,583	120,276,106	120,897,256
Earnings per share from Continuing operations	$2.48	$2.00	$0.77	$0.73

(1) Accrued charter revenue represents the difference between cash received during the period and voyage revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for (i) non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, (ii) amortization of time charter assumed and (iii) amortization of deferred revenue. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

5

Exhibit I

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026

Net Income from Continuing operations	$317,397	$260,760	$99,351	$94,959
Earnings allocated to Preferred Stock	(15,690)	(15,690)	(5,288)	(5,288)
Non-Controlling Interest	(3,332)	(3,897)	(1,442)	(1,145)
Net Income from Continuing operations available to common stockholders	298,375	241,173	92,621	88,526
Accrued charter revenue	2,212	(307)	3,975	31
General and administrative expenses - non-cash component	4,617	6,823	1,782	2,197
Amortization of time-charter assumed	82	74	49	7
Amortization of deferred revenue	(795)	(9,871)	(795)	(3,326)
Realized (gain) / loss on Euro/USD forward contracts	(1,051)	107	(773)	75
Non-recurring, non-cash write-off of loan deferred financing costs	-	939	-	939
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(12,602)	1,599	1,165	942
Adjusted Net Income from Continuing operations available to common stockholders	$290,838	$240,537	$98,024	$89,391
Adjusted Earnings per Share from Continuing operations	$2.42	$1.99	$0.81	$0.74
Weighted average number of shares	120,119,317	120,744,583	120,276,106	120,897,256

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized (gain)/loss on Euro/USD forward contracts, general and administrative expenses - non-cash component, non-recurring, non-cash write-off of loan deferred financing costs and (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.

6